Exhibit 1

PRESS RELEASE

Cyren and Arrow Electronics Team to Deliver Cloud Security Solutions via Resellers throughout the United States and Canada

McLean, VA – August 6, 2018 – Cyren (NASDAQ: CYRN), a leader in cloud internet security, today announced a strategic distribution agreement with Arrow Electronics, the leading value-added distributor of cybersecurity solutions. Through the agreement, Arrow will distribute Cyren’s award-winning SaaS internet security products to security resellers throughout the United States and Canada.

Arrow delivers value-added distribution, business consulting and channel enablement services to the world’s leading technology manufacturers and their channel partners that serve the commercial and government markets. Resellers in Arrow’s network will have the opportunity to sell all of Cyren’s SaaS internet security products, including Cyren Email Security Gateway, Cyren Web Security Gateway, Cyren DNS Security and Cyren Cloud Sandboxing.

“Our agreement with Arrow is a significant milestone that will expand Cyren’s channel reach throughout North America,” said Lior Samuelson, Chairman and CEO of Cyren. “There is a tremendous market demand for proven, channel-ready solutions like ours, as organizations face an unabated surge of sophisticated phishing, malware and ransomware attacks, and legacy solutions fail to keep up.”

Designed around the fundamental belief that security is a race against time, Cyren’s cloud-native internet security products successfully stop cyber threats on the web and in email faster and better than traditional security vendors. Cyren’s SaaS security products are powered by Cyren GlobalView™, a cloud platform that identifies emerging internet threats in seconds by analyzing more than 25 billion security transactions generated by 1.3 billion users daily. GlobalView’s proprietary detection engines leverage big data analytics, machine learning, advanced heuristics, recurrent pattern detection and behavioral learning in a single-pass architecture to deliver fault-tolerant, massively scalable, real-time threat detection.

Cyren’s cloud security solutions are uniquely suited to enable resellers in their efforts to protect their customer organizations. Cyren’s real-time intelligence and processing power inspects web and email traffic before it reaches a user’s browser or inbox – and our distinctive architecture enables reseller success. We have built our products to be supported in a multi-channel environment, with features that enable resellers to directly streamline configuration, provisioning and administration for ease of support and improved customer outcomes.

With the agreement, Arrow’s network of resellers will distribute Cyren’s complete suite of award-winning, cost-effective and easy-to-deploy and manage internet SaaS security products, including:

●	Cyren Email Security – a comprehensive cloud-based secure email gateway that works well with both on-premise and cloud-based business email, Cyren Email Security filters an organization’s inbound and outbound email to protect users from spam and malicious cyber threats (phishing, malware, Business Email Compromise, ransomware, URL filtering and more). Cyren Email Security’ advanced threat protection capabilities include a patent-pending could sandbox array, impostor protection, and time of click protection, and an add-on email archiving service provides easy-to-use eDiscovery and regulatory compliance.

●	Cyren Web Security – a proxy-based web security solution delivering defense-in-depth that protects an organization’s employees from a broad array of web-borne threats, including ransomware, malicious URLs, phishing attacks, viruses, zero-day malware, and botnets. The advanced threat detection and protection capabilities are powered by a heuristics-based engine that quickly identifies hyper-evasive threats, while its flexible, multi-tenant architecture and intuitive user interface supports any channel configuration – it streamlines performance, provisioning and configuration tasks for all partner tiers and organizational resources, including mobile.

About Cyren

More than 1.3 billion users around the world rely on Cyren’s 100% cloud internet security solutions to protect them against cyber-attacks and data loss every day. Powered by the world’s largest security cloud, Cyren (NASDAQ and TASE: CYRN) delivers fast time to protection from cyber threats with award-winning security as a service for web, email, sandboxing, and DNS for enterprises, and embedded threat intelligence solutions for security vendors and service providers. Customers like Google, Microsoft and Check Point are just a few of the businesses that depend on Cyren every day to power their security. Learn more about how Cyren is first to detect, and first to protect at www.cyren.com.

Blog: http://www.blog.cyren.com
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LinkedIn: www.linkedin.com/company/cyren
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Cyren Company Contact:

Mike Myshrall, CFO

Cyren

+1.703.760.3320
mike.myshrall@cyren.com

Cyren Media Contact:

Matthew Zintel

Zintel Public Relations

+1.281.444.1590

matthew.zintel@zintelpr.com